Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
July 20, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Ms. Stacie Gorman

Re:	Pinnacle Entertainment, Inc. Registration Statement on Form S-3 Filed March 16, 2011 File No. 333-172884
Dear Ms. Gorman:
     On behalf of Pinnacle Entertainment, Inc. (the “Company”), we hereby request acceleration of the effective date of the above-referenced registration statement to July 22, 2011 at 4:00 p.m. (Eastern Time), or as soon as practicable thereafter.
     In connection with our request for acceleration, we hereby acknowledge the following:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,
/s/ John A. Godfrey
John A. Godfrey
Executive Vice President, General Counsel and Secretary
cc:    Kevin A. Cudney

July 20, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Ms. Stacie Gorman

Re:	Pinnacle Entertainment, Inc. (the “Company”) Registration Statement on Form S-3 Filed March 16, 2011 File No. 333-172884
Dear Ms. Gorman:
     We hereby join in the request of the Company that the effectiveness of the above-referenced registration statement, as amended, be accelerated to 4:00 pm, Eastern Time, on July 22, 2011 or as soon thereafter as practicable.
     If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,
/s/ Stephen J. Bonnema
Stephen J. Bonnema
Chief Operating Officer